SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press announcement, dated July 28, 2006, containing the Registrant’s results of operations for the three months ended June 30, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: July 28, 2006

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press announcement, dated July 28, 2006, containing the Registrant’s results of operations for the three months ended June 30, 2006.

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

SMIC REPORTS RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2006

•	Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2006. Sales increased 2.9% in the second quarter of 2006 to $361.4 million from $351.1 million in the prior quarter. The Company reported an increase in capacity to 167,251 8-inch equivalent wafers per month and a utilization rate of 93.5% in the second quarter of 2006. Gross margins were 13.6% in the second quarter of 2006 compared to 12.4% in the first quarter of 2006. Net income was $2.2 million in the second quarter of 2006, compared to a net loss of $8.7 million in the first quarter of 2006. The Company recognized an income tax benefit of $18.9 million in the second quarter as a result of strategic tax planning based on US GAAP FAS 109 (Accounting for Income Taxes).

•	Set out below is a copy of the full text of the press release made in the United States by the Company on July 28, 2006 in relation to its results for the three months ended June 30, 2006.

•	This announcement is made pursuant to the disclosure obligations under Rule 13.09(1) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as the Company made the press release, reproduced below, on July 28, 2006.

Set out below is a copy of the full text of the press release made in the United States by the Company on July 28, 2006 in relation to its results for the three months ended June 30, 2006.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The financial statement amounts in this report are determined in accordance with US GAAP.

Overview:

•	Sales increased to $361.4 million in 2Q06, up 2.9% from 1Q06 and up 29.3% from 2Q05.
•	Gross margins of 13.6% in 2Q06, up from 12.4% in 1Q06.
•	Net income of $2.2 million in 2Q06, compared to a net loss of $8.7 million from 1Q06 and a net loss of $40.4 million in 2Q05.

Shanghai, China – July 28, 2006. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended June 30, 2006. Sales increased 2.9% in the second quarter of 2006 to $361.4 million from $351.1 million in the prior quarter. The Company reported an increase in capacity to 167,251 8-inch equivalent wafers per month and a utilization rate of 93.5% in the second quarter of 2006. Gross margins were 13.6% in the second quarter of 2006 compared to 12.4% in the first quarter of 2006. Net income was $2.2 million in the second quarter of 2006, compared to a net loss of $8.7 million in the first quarter of 2006. The Company recognized an income tax benefit of $18.9 million in the second quarter as a result of strategic tax planning based on US GAAP FAS 109 (Accounting for Income Taxes).

“We continue to improve on our manufacturing core competency as we saw an increase in our revenues from 0.13 micron and below technologies contributing 47.5% of total revenues in the second quarter,” said Dr. Richard Chang, Chief Executive Officer of SMIC. “Revenues generated from 0.13 micron logic products as a percentage of our logic revenues significantly increased to 22.5% from 13.3% in the first quarter. We expect this trend to continue as more of our customers migrate to our 0.13 micron and 90 nanometer logic processes.

In the second quarter, we successfully qualified and commenced commercial production of our first 90nm logic product at our 300mm facility in Beijing. Also, we have successfully qualified Elpida’s 512M-bit DDR2 SDRAM using a 90nm manufacturing process also at our 300mm facility in Beijing.

We have delivered the first engineering samples and are pleased to announce that Saifun’s 90nm NROM Flash is functional. This marks an important achievement towards commencing production of this product in the fourth quarter of 2006.

We are cautiously optimistic on our outlook for the second half of 2006 as some customers have pushed out wafer orders due to an ongoing inventory correction. However, the postponement of these orders is offset by the growing strength in the China market as we see the emergence of Mainland China customers and overseas customers partnering with SMIC to help gain market share in China. We are pleased with the development of our Mainland China customers and expect that the percentage of revenues from these customers will continue to increase. In addition, we are observing a promising trend of global semiconductor companies choosing to work with SMIC to take advantage of our proximity to their China end-market customer.

As we continue to execute on our business plans, we are carefully laying down a solid foundation for future growth and development in the foundry industry and will expand our business in a financially disciplined manner.”

Conference Call/Webcast Announcement

Date: July 28, 2006

Time: 8:00 a.m. Shanghai time

Dial-in numbers and pass code: U.S. 1-617-597-5342 or HK 852-3002-1672 (Pass code: SMIC).

A live webcast of the 2006 second quarter announcement will be available at http://www.smics.com under the “Investor Relations” section. An archived version of the webcast, along with a soft copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

SMIC (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) manufacturing service at 0.35µm to 90nm and finer line technologies. Headquartered in Shanghai, China, SMIC operates three 200mm fabs in Shanghai and one in Tianjin, and one 300mm fab in Beijing, the first of its kind in Mainland China. SMIC has customer service and marketing offices in the U.S., Italy, and Japan as well as a representative office in Hong Kong. For additional information, please visit http://www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements concerning SMIC’s expectations that revenues from 0.13 micron and below technologies as a percentage of total revenues and percentage of revenues from Mainland China customers would continue to increase, statements concerning the trend of global semiconductor companies choosing to work with SMIC, statements concerning the manner in which SMIC will execute its business plan and expand its business, and statements under “Capex Summary” and “Third Quarter 2006 Guidance” below, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.

These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on Form 20-F, as amended, filed with the SEC on June 29, 2006, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its registration statement on Form A-1 as filed with the Stock Exchange of Hong Kong (SEHK) on March 8, 2004, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Contacts:
Calvin Lau	Douglas Hsiung
+86-21-5080-2000 ext. 16693	+86-21-5080-2000 ext. 12804
calvin_lau@smics.com	douglas_hsiung@smics.com
Mobile: +852-9435-2603	Mobile: +86-13795272240
Mobile: +86-13636468590

Summary of Second Quarter 2006 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	2Q06	1Q06	QoQ	2Q05	YoY
Sales	361,446	351,138	2.9%	279,500	29.3%
Cost of sales	312,229	307,768	1.4%	273,111	14.3%
Gross profit	49,217	43,370	13.5%	6,389	670.4%
Operating expenses	56,141	49,335	13.8%	38,469	45.9%
Loss from operations	(6,924)	(5,965)	16.1%	(32,081)	– 78.4%
Other income (expenses)	(9,491)	(7,807)	21.6%	(8,234)	15.3%
Income tax credit (expense)	18,892	(14)	—	118	—
Net income (loss) after income taxes	2,476	(13,786)	—	(40,433)	—
Minority interest	767	947	-19.0%	(12)	—
Share of loss of an affiliate company	(1,002)	(1,058)	-5.3%	—	—
Cumulative effect of a change in accounting principle	—	5,154	—	—	—
Income (loss) attributable to holders of ordinary shares	2,242	(8,743)	—	(40,445)	—

Gross margin	13.6%	12.4%		2.3%
Operating margin	-1.9%	-1.7%		-11.5%

Net income (loss) per ordinary share – basic(1)	$0.0001	$(0.0005)		$(0.0022)
Net income (loss) per ADS – basic	$0.0061	$(0.0239)		$(0.1113)
Net income (loss) per ordinary share – diluted(1)	$0.0001	$(0.0005)		$(0.0022)
Net income (loss) per ADS – diluted	$0.0060	$(0.0239)		$(0.1113)

Wafers shipped (in 8” wafers)(2)	388,498	388,010	0.1%	330,499	17.5%
Logic ASP(3)	$979	$945	3.6%	$938	4.4%
Blended ASP	$888	$862	3.0%	$807	10.0%
Simplified ASP(4)	$930	$905	2.8%	$846	9.9%
Capacity utilization	93.5%	94.9%		86.5%

Note:

(1)	Based on weighted average ordinary shares of 18,303 million (basic) and 18,729 million (diluted) in 2Q06, 18,278 million (basic/diluted) in 1Q06 and 18,169 million (basic/diluted) in 2Q05
(2)	Including copper interconnects
(3)	Excluding copper interconnects
(4)	Total sales/total wafers shipped

•	Sales increased to $361.4 million in 2Q06, up 2.9% QoQ from $351.1 million in 1Q06 and up 29.3% YoY from $279.5 million in 2Q05 primarily due to a 3% increase in the blended ASP.

•	Cost of sales increased to $312.2 million in 2Q06, up 1.4% QoQ from $307.8 million in 1Q06, primarily due to a product mix shift.

•	Gross profit increased to $49.2 million in 2Q06, up 13.5% QoQ from $43.4 million in 1Q06 and up 670.4% YoY from $6.4 million in 2Q05.

•	Gross margins increased to 13.6% in 2Q06 from 12.4% in 1Q06, primarily due to an improved product mix.

•	Operating expenses of $56.1 million in 2Q06, up 13.8% QoQ from $49.3 million in 1Q06.

•	Loss from operations of $6.9 million in 2Q06, up 16.1% QoQ from a loss of $6.0 million in 1Q06.

•	Other non-operating loss of $9.5 million in 2Q06, up 21.6% QoQ from a loss of $7.8 million in 1Q06, primarily due to a foreign exchange loss of $2.0 million in 2Q06.

•	Net foreign exchange loss of $6.8 million in 2Q06.

•	Net income of $2.2 million in the second quarter of 2006, compared to a net loss of $8.7 million in the first quarter of 2006 and a net loss of $40.4 million in the second quarter of 2005.

•	As a result of a tax planning strategy that became effective in 2Q06, a temporary difference between the tax and book basis of certain assets was created. Under FAS 109, the Company recognized an income tax benefit of $18.9 million.

Analysis of Revenues

Sales Analysis

By Application	2Q06	1Q06	4Q05	3Q05	2Q05

Computer	30.6%	36.0%	34.8%	33.7%	39.8%
Communications	46.2%	45.8%	43.8%	39.8%	40.4%
Consumer	18.6%	13.3%	16.6%	22.8%	15.2%
Others	4.6%	4.9%	4.8%	3.7%	4.6%

By Device	2Q06	1Q06	4Q05	3Q05	2Q05
Logic (including copper interconnect)	66.6%	62.8%	65.3%	65.5%	58.9%
DRAM(1)	28.8%	32.4%	31.3%	31.0%	36.5%
Other (mask making & probing, etc.)	4.6%	4.8%	3.4%	3.5%	4.6%

By Customer Type	2Q06	1Q06	4Q05	3Q05	2Q05
Fabless semiconductor companies	49.8%	41.8%	43.2%	43.2%	42.2%
Integrated device manufacturers (IDM)	41.9%	52.8%	51.7%	52.8%	55.2%
System companies and others	8.3%	5.4%	5.1%	4.0%	2.6%

By Geography	2Q06	1Q06	4Q05	3Q05	2Q05
North America	46.7%	43.5%	39.2%	42.9%	40.8%
Asia Pacific (ex. Japan)	20.9%	21.3%	28.2%	25.7%	26.3%
Japan	4.9%	3.3%	3.6%	4.5%	6.0%
Europe	27.5%	31.9%	29.0%	26.9%	26.9%

Wafer Revenue Analysis

By Technology (logic, DRAM &copper interconnect only)	2Q06	1Q06	4Q05	3Q05	2Q05
0.13µm and below	47.5%	46.6%	42.9%	43.8%	44.5%
0.15µm	4.7%	8.7%	5.2%	2.7%	2.5%
0.18µm	38.0%	35.7%	42.3%	45.3%	40.7%
0.25µm	2.0%	1.6%	3.3%	3.1%	3.9%
0.35µm	7.8%	7.4%	6.3%	5.1%	8.4%

By Logic Only(1)	2Q06	1Q06	4Q05	3Q05	2Q05
0.13µm and below(2)	22.5%	13.3%	10.9%	14.7%	12.6%
0.15µm	7.2%	14.5%	8.6%	5.3%	4.8%
0.18µm	55.8%	57.7%	65.3%	67.4%	59.4%
0.25µm	2.5%	2.3%	4.8%	4.0%	7.1%
0.35µm	12.0%	12.2%	10.4%	8.6%	16.1%

Note:

(1)	Excluding 0.13µm copper interconnects

(2)	Represents revenues generated from manufacturing full flow wafers

•	Sales from the consumer products segment grew faster than other applications in 2Q06 compared to 1Q06.

•	Percentage of sales from logic wafers, including copper interconnects, increased to 66.6% of sales in 2Q06, as compared to 62.8% in 1Q06 and 58.9% in 2Q05.

•	Percentage of sales generated from North America and Japan customers in 2Q06 increased to 46.7% and 4.9%, respectively as compared to 43.5% and 3.3% in 1Q06, respectively.

•	Percentage of wafer revenues from 0.13µm and below technologies increased to 47.5% of sales in 2Q06, as compared with 46.6% in 1Q06 and 44.5% in 2Q05.

•	Percentage of logic only wafer revenues from 0.13µm and below technologies increased to 22.5% of sales in 2Q06, as compared with 13.3% in 1Q06 and 12.6% in 2Q05.

Capacity

Fab/(Wafer Size)	2Q06(1)	1Q06(1)
Fab 1 (8”)	43,000	43,000
Fab 2 (8”)	49,034	47,954
Fab 4 (12”)	35,438	30,220
Fab 7 (8”)	17,216	15,000

Total monthly wafer fabrication capacity	144,688	136,174

Copper Interconnects:
Fab 3 (8”)	22,563	21,156

Total monthly copper interconnect capacity	22,563	21,156

Note:

(1)	Wafers per month at the end of the period in 8” wafers

•	As of the end of 2Q06, monthly capacity increased to 167,251 8-inch equivalent wafers mainly due to the expansion at the Beijing (Fab 4) and Tianjin (Fab 7) sites.

Shipment and Utilization

8” equivalent wafers	2Q06	1Q06	4Q05	3Q05	2Q05
Wafer shipments including copper interconnects	388,498	388,010	376,227	355,664	330,499

Utilization rate(1)	93.5%	94.9%	93.0%	92.1%	86.5%

Note:

(1)	Capacity utilization based on total wafer out divided by estimated capacity

•	Wafer shipments increased to 388,498 units of 8-inch equivalent wafers in 2Q06 up 0.1% QoQ from 388,010 units of 8-inch equivalent wafers in 1Q06, and up 17.5% YoY from 330,499 8-inch equivalent wafers in 2Q05.

•	Utilization rate decreased to 93.5%.

Blended and Simplified Average Selling Price (ASP) Trend	Logic Average Selling Price (ASP) Trend (excluding 0.13µm copper interconnects)

The blended and simplified ASP increased to $888 and $930 in 2Q06 from $862 and $ 905 in 1Q06 respectively, mainly due to an improved product mix shift to the 0.13µm and below technology nodes.	The logic ASP (excluding 0.13µm copper interconnects) increased to $979 in 2Q06 from $ 945 in 1Q06, mainly due to an improved product mix shift to the 0.13µm and below technology nodes.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands

	2Q06	1Q06	QoQ	2Q05	YoY
Cost of sales	312,229	307,768	1.4%	273,111	14.3%
Depreciation	188,663	189,054	– 0.2%	171,216	10.2%
Other manufacturing costs	123,566	118,714	4.1%	101,895	21.3%

Gross Profit	49,217	43,370	13.5%	6,389	670.4%

Gross Margin	13.6%	12.4%		2.3%

•	Cost of sales increased to $312.2 million in 2Q06, up 1.4% QoQ from $307.8 million in 1Q06, primarily due to a product mix shift.

•	Gross profit increased to $49.2 million in 2Q06, up 13.5% QoQ from $43.4 million in 1Q06 and up 670.4% YoY from $6.4 million in 2Q05.

•	Gross margins increased to 13.6% in 2Q06 from 12.4% in 1Q06, primarily due to a higher blended ASP from a product mix shift.

Operating Expense Analysis

Amounts in US$ thousands

	2Q06	1Q06	QoQ	2Q05	YoY
Total operating expenses	56,141	49,335	13.8%	38,469	45.9%
Research and development	24,345	20,593	18.2%	17,590	38.4%
General and administrative	16,837	11,749	43.3%	7,207	133.6%
Selling and marketing	3,918	5,970	-34.4%	3,590	9.2%
Amortization of intangible assets	11,041	11,023	0.2%	10,082	9.5%

•	Total operating expenses were $56.1 million in 2Q06, an increase of 13.8% QoQ from $49.3 million in 1Q06.

•	Research and development expenses increased to $24.3 million in 2Q06, up 18.2% QoQ from $20.6 million in 1Q06, primarily due to increased depreciation and amortization costs associated with R&D and a decrease in R&D subsidy from the previous quarter.

•	General and administrative expenses increased to $16.8 million in 2Q06, up 43.3% QoQ from $11.7 million in 1Q06, primarily due to foreign exchange losses of $4.8 million in 2Q06.

•	Selling and marketing expenses decreased to $3.9 million in 2Q06, down 34.4% QoQ from $6.0 million in 1Q06, primarily due to decreased engineering material expense.

•	Amortization of acquired intangible assets representing amortization expenses associated with the acquisition of intangible assets was $11.0 million in 2Q06.

Other Income (Expenses)

Amounts in US$ thousands

	2Q06	1Q06	QoQ	2Q05	YoY
Other income (expenses)	(9,491)	(7,807)	21.6%	(8,234)	15.3%
Interest income	4,039	4,595	-12.1%	2,030	99.0%
Interest expense	(12,214)	(12,201)	0.1%	(8,971)	36.2%
Other, net	(1,316)	(201)	555.9%	(1,293)	1.7%

•	Other non-operating loss of $9.5 million in 2Q06 up 21.6%, QoQ from a loss of $7.8 million in 1Q06, primarily due to a foreign exchange loss of $2.0 million in 2Q06.

•	Interest expenses of $12.2 million in 2Q06.

Liquidity

Amounts in US$ thousands

	2Q06	1Q06
Cash and cash equivalents	584,643	485,121
Short term investments	3,487	3,525
Accounts receivable	257,248	241,020
Inventory	217,592	196,585
Others	25,956	16,363
Total current assets	1,088,926	942,614

Accounts payable	429,813	286,884
Short-term borrowings	118,284	211,608
Current portion of long-term debt	47,160	246,081
Others	114,636	119,057
Total current liabilities	709,893	863,630

Cash Ratio	0.8x	0.6x
Quick Ratio	1.2x	0.9x
Current Ratio	1.5x	1.1x

Capital Structure

Amounts in US$ thousands

	2Q06	1Q06
Cash and cash equivalents	584,643	485,121
Short-term investment	3,487	3,525

Current portion of promissory note	29,242	29,493
Promissory note	90,537	104,140

Short-term borrowings	118,284	211,608
Current portion of long-term debt	47,160	246,081
Long-term debt	830,743	431,504
Total debt	996,187	889,193

Net cash	(527,836)	(534,180)

Shareholders’ equity	3,028,259	3,019,086

Total debt to equity ratio	32.9%	29.5%

Cash Flow Summary

Amounts in US$ thousands

	2Q06	1Q06
Net income	2,242	(8,743)
Depreciation & amortization	220,242	210,595
Amortization of acquired intangible assets	11,041	11,024

Net change in cash	99,523	(100,676)

Capex Summary

•	Capital expenditures for 2Q06 were $317.3 million.

•	Total planned capital expenditures for 2006 will be approximately $1.1 billion and will be adjusted based on market conditions.

Third Quarter 2006 Guidance

The following statements are forward looking statements which are based on current expectation and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” above.

•	Sales expected to remain flat or to increase up to 2% over 2Q06.

•	Gross margins expected to be in the 8% to 12% range.

•	Operating expense as a percentage of sales expected to be in the mid-teens for 3Q06.

•	Non-operating interest expense expected to be approximately $15 million to $17 million.

•	Capital expenditures expected to be approximately $325 million to $360 million.

•	Depreciation and amortization expected to be approximately $250 million to $260 million.

Recent Highlights and Announcements

•	Central China’s First 12-inch Fab Began Construction and Will be Managed by SMIC [2006-06-28]

•	Elpida’s Advanced 90nm DDR2 SDRAM Successfully Qualified at SMIC Beijing’s 300mm Fab [2006-06-19]

•	SMIC Shanghai closed a US$600 million Syndicated Term Loan [2006-06-08]

•	SMIC Shanghai is expecting to enter into a US$600 million Syndicated Term Loan [2006-06-07]

•	Changes in Directorate [2006-06-01]

•	Annual General Meeting Held On 30th May, 2006 Poll Results [2006-06-01]

•	SMIC Adopts ARM Physical IP for Both Low-Power and High-Performance Designs at 90 Nanometer Technology Node [2006-05-31]

•	SMIC Tianjin Secures Financing for Expansion [2006-05-31]

•	Chipnuts and SMIC to Jointly Offer C626 Multimedia Chip For Mobile Phones [2006-05-17]

•	SMIC and Aurora Systems in Volume Production of Digital LCOS Panel Chips [2006-05-08]

•	SMIC reports 2006 first quarter results [2006-04-28]

•	SMIC and CADENCE Deliver New Analog Mixed-Signal Reference Flow to Speed Fabless Chip Design [2006-04-13]

Please visit SMIC’s website at http://www.smics.com/website/enVersion/Press_Center/pressRelease.jsp for further details regarding the recent announcements.

CONSOLIDATED BALANCE SHEET

(In US dollars)

	As of the end of
	June 30, 2006	March 31, 2006
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	584,643,407	485,120,565
Short term investments	3,486,997	3,525,210
Accounts receivable, net of allowances of $4,360,447 and $3,155,788, respectively	257,248,338	241,020,392
Inventories	217,592,385	196,584,559
Prepaid expense and other current assets	20,171,994	16,363,507
Assets held for sale	5,782,422	—

Total current assets	1,088,925,543	942,614,233

Land use rights, net	39,975,613	41,392,218
Plant and equipment, net	3,378,265,128	3,286,544,385
Acquired intangible assets, net	183,230,540	191,933,630
Equity investment	15,760,166	16,762,335
Long-term prepayments	4,957,320	2,342,957
Deferred tax assets	18,892,396	—

TOTAL ASSETS	4,730,006,706	4,481,589,758

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	429,813,127	286,884,436
Accrued expenses and other current liabilities	85,373,210	89,469,845
Short-term borrowings	118,283,829	211,607,902
Current portion of promissory note	29,242,001	29,492,874
Current portion of long-term debt	47,160,000	246,081,155
Income tax payable	20,548	93,634

Total current liabilities	709,892,715	863,629,846

Long-term liabilities:
Promissory note	90,537,615	104,140,277
Long-term debt	830,742,999	431,504,129
Long-term payables relating to license agreements	23,507,429	25,395,010
Other long-term payable	10,000,000	—

Total long-term liabilities	954,788,043	561,039,416

Total liabilities	1,664,680,758	1,424,669,262

Commitments
Minority interest	37,066,848	37,834,500
Stockholders’ equity:
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, shares issued and outstanding 18,342,734,332 and 18,318,402,283, respectively	7,337,094	7,327,361
Warrants	32,387	32,387
Additional paid-in capital	3,275,146,135	3,268,265,625
Accumulated other comprehensive income	163,674	122,675
Accumulated deficit	(254,420,190)	(256,662,052)

Total stockholders’ equity	3,028,259,100	3,019,085,996

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	4,730,006,706	4,481,589,758

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	June 30, 2006	March 31, 2006
	(unaudited)	(unaudited)
Sales	361,445,898	351,137,952
Cost of sales	312,229,121	307,767,802

Gross profit	49,216,777	43,370,150

Operating expenses:
Research and development	24,344,979	20,592,655
General and administrative	16,837,020	11,748,899
Selling and marketing	3,918,343	5,970,146
Amortization of acquired intangible assets	11,041,090	11,023,590

Total operating expenses	56,141,432	49,335,290

Loss from operations	(6,924,655)	(5,965,140)

Other income (expenses):
Interest income	4,039,328	4,595,384
Interest expense	(12,214,076)	(12,201,407)
Others, net	(1,316,005)	(200,656)

Total other income (expenses), net	(9,490,753)	(7,806,679)

Net loss before income taxes	(16,415,408)	(13,771,819)

Income tax credit (expenses)	18,891,787	(13,985)
Minority interest	767,652	947,364
Loss from equity investment	(1,002,169)	(1,058,555)
Cumulative effect of a change in accounting principle	—	5,153,986

Net income (loss)	2,241,862	(8,743,009)

Deemed dividends on preference shares	—	—

Income (loss) attributable to holders of ordinary shares	2,241,862	(8,743,009)

On the basis of net income (loss) before accounting change per share, basic	0.0001	(0.0008)

Cumulative effect of a change in accounting principal per share, basic	—	0.0003

Net income (loss) per share, basic	0.0001	(0.0005)

On the basis of net income (loss) before accounting change per ADS, basic	0.0061	(0.0380)

Cumulative effect of a change in accounting principal per ADS, basic	—	0.0141

Net income (loss) per ADS, basic	0.0061	(0.0239)

On the basis of net income (loss) before accounting change per share, diluted	0.0001	(0.0008)

Cumulative effect of a change in accounting principle per share, diluted	—	0.0003

Net income (loss) per share, diluted	0.0001	(0.0005)

On the basis of net income (loss) before accounting change per ADS, diluted	0.0060	(0.0380)

CONSOLIDATED STATEMENT OF OPERATIONS

(In US dollars)

	For the three months ended
	June 30, 2006	March 31, 2006
	(unaudited)	(unaudited)
Cumulative effect of a change in accounting principle per ADS, diluted	—	0.0141

Net income (loss) per ADS, diluted	0.0060	(0.0239)

Ordinary shares used in calculating basic income per ordinary share (in millions)	18,303	18,278

Ordinary shares used in calculating diluted income per ordinary share (in millions)	18,729	18,278

* Amortization of deferred stock compensation related to:

Cost of sales	3,014,597	3,127,678
Research and development	1,254,569	1,281,330
General and administrative	1,227,469	1,211,830
Selling and marketing	509,831	543,929

Total	6,006,465	6,164,767

(1)	1 ADS equals 50 ordinary shares

CONSOLIDATED STATEMENT OF CASH FLOWS

(In US dollars)

	For the three months ended
	June 30, 2006	March 31, 2006
	(unaudited)	(unaudited)
Operating activities:

Income (loss) attributable to holders of ordinary shares	2,241,862	(8,743,009)
Cumulative effect of a change in accounting principle	—	(5,153,986)

Net income (loss)	2,241,862	(13,896,995)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	(767,652)	(947,364)
Gain (loss) on disposal of plant and equipment	(516,812)	1,018
Depreciation and amortization	220,242,447	210,595,208
Amortization of acquired intangible assets	11,041,089	11,023,590
Amortization of deferred stock compensation	6,006,465	6,164,767
Amortization of loan initiation fee	59,949	—
Non-cash interest expense on promissory notes	1,503,505	1,465,312
Loss on long-term investment	1,002,169	1,058,555
Changes in operating assets and liabilities:
Accounts receivable	(16,227,946)	313,522
Inventories	(21,007,826)	(5,346,923)
Prepaid expense and other current assets	(316,206)	(853,466)
Accounts payable	(13,274,229)	3,521,334
Accrued expenses and other current liabilities	(11,319,565)	(10,144,265)
Other long term liabilities	10,000,000	—
Income tax payable	(73,086)	93,634
Deferred tax assets	(18,892,396)	—

Net cash provided by operating activities	169,701,768	203,047,927

Investing activities:

Purchases of plant and equipment	(164,934,281)	(197,518,652)
Purchases of acquired intangible assets	(253,074)	(1,439,000)
Sale of short-term investments	30,704	10,250,212
Proceeds received from living quarter sales	5,631,255	—
Proceeds from disposal of fixed assets	17,479	1,167,914

Net cash used in investing activities	(159,507,917)	(187,539,526)

Financing activities:

Proceeds from short-term borrowings	83,161,736	65,125,158
Proceeds from long-term debt	592,960,001	59,988,601
Repayment of long-term debt	(392,642,286)	(123,040,282)
Repayment of promissory notes	(15,000,000)	—
Repayment of short-term borrowings	(176,485,809)	(118,998,338)
Payment of loan initiation fee	(3,596,938)	—
Proceeds from exercise of employee stock options	883,777	736,003

Net cash provided by financing activities	89,280,481	(116,188,858)

Effect of foreign exchange rate changes	48,510	4,135

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	99,522,842	(100,676,322)
CASH AND CASH EQUIVALENTS, beginning of period	485,120,565	585,796,887

CASH AND CASH EQUIVALENTS, end of period	584,643,407	485,120,565

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Fang Yao as Non-Executive Director of the Company; and Ta-Lin Hsu, Yen-Pong Jou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC

July 28, 2006

*	For identification only

“Please also refer to the published version of this announcement in The Standard”